UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AccuShares Commodities Trust I

File No. 333-194666 - CF#32368

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AccuShares Commodities Trust I submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.7 to a Form S-1/A filed on April 9, 2015, as amended.

Based on representations by AccuShares Commodities Trust I that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7 through October 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary